Exhibit 12.1

Ratio of Earnings in Fixed Charges (Dollars in thousands)
	Year Ended December 31,
	2001	2002	2003	2004	2005
Income (Loss) from Continuing Operations	37,922	23,961	534	2,678	38,390
Plus: Income Taxes	(12,213)	2,959	192	(6,476)	3,382
Minority Interest	1,524	(227)	__	__	__
Fixed Charges	14,733	14,916	16,107	19,532	21,122
Less: Capital Interest	(1,452)	(1,693)	(1,823)	(1,628)	(829)
Earnings Available for Fixed Charges	40,514	39,916	15,010	14,106	62,065
Fixed Charges:
Interest Expense	12,590	12,149	12,988	17,243	19,017
Capitalized Interest	1,452	1,693	1,823	1,628	829
Amortization of Debt Discount and Issuance Cost	579	930	1,123	471	1,083
Estimated Portion of Rental Expense Equivalent to Interest	112	144	173	190	193
Total Fixed Charges	14,733	14,916	16,107	19,532	21,122

Ratio of Earnings to Fixed Charges	2.75	2.68	0.93(1)	0.72(2)	2.94
Deficiency	___	___	1,097	5,426	___

(1) Earnings were insufficient to cover fixed charges by $1,097,000 for the fiscal year ended December 31, 2003.

(2) Earnings were insufficient to cover fixed charges by $5,426,000 for the fiscal year ended December 31, 2004.